                                                                    Exhibit D-11


                       BEFORE THE COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

APPLICATION OF DELMARVA POWER &     )
LIGHT COMPANY UNDER THE VIRGINIA    )
ELECTRIC UTILITY RESTRUCTURING ACT  )  CASE No. PUE____________
AND FOR OTHER FINDINGS              )

                                 APPLICATION OF
                         DELMARVA POWER & LIGHT COMPANY

      Delmarva Power & Light Company ("Delmarva" or the "Company") hereby respectfully seeks approval pursuant to Section 56-590.B of the Code of Virginia, of a plan for the functional separation of the Company's generation activities from its transmission and distribution activities (the "Plan") and necessary approvals for the implementation of the Plan in accordance with the Virginia Electric Utility Restructuring Act ("Restructuring Act").

      As explained in more detail below, the Plan involves complete divestiture of Delmarva's generation facilities, some of which would be sold to unaffiliated parties and the remainder of which are proposed to be transferred to an affiliate. In order to effectuate the Plan, Delmarva also asks for certain findings relating to Delmarva and its affiliate, Atlantic City Electric Company ("ACE"), that are necessary under the Public Utility Holding Company Act of 1935, as amended ("PUHCA") in order to sell or transfer these generation facilities to an Exempt Wholesale Generator ("EWG").

      Delmarva further requests findings that Delmarva's membership in the PJM Interconnection, LLC, meets the requirements of Virginia Code Sections 56-577.A.1 and 56-
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579 relating to the transfer of management and control of utility transmission facilities to regional transmission entities by January 1, 2001.

      Delmarva further requests that the Virginia State Corporation Commission ("Commission") exercise its discretion pursuant to Virginia Code Section 56-249.6 to waive the requirements of filing fuel rate adjustments for the recovery of fuel costs, including purchase power costs, on the grounds that Delmarva's fuel costs can be reasonably recovered through the rates and charges established by the Commission in conjunction with the Plan.

      The Plan provides for the divestiture of Delmarva's generation facilities in three Phases. Therefore, Delmarva asks that the Commission enter orders from time to time as necessary to authorize the conveyances described herein. In particular, Delmarva asks that orders be entered on or before March 15, 2000, authorizing the sale to unaffiliated purchasers of its interests in nuclear baseload generation facilities, with such orders containing the PUHCA findings that are necessary in order to sell such generation facilities to an EWG.

                     I. PARTIES AND OTHER RELATED COMPANIES.

      1. Delmarva is a Delaware corporation and a Virginia public service corporation that provides electric service to approximately 21,500 retail customers and one wholesale customer in Virginia's two Eastern Shore counties. Delmarva has approximately 445,000 additional electric service customers located in Delaware and Maryland. Delmarva also provides natural gas service to approximately 106,000 customers located in Delaware. Delmarva's Virginia customers produce less than 3% of Delmarva's annual electric revenues. During the period, October 1, 1998 - September


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30, 1999, Delmarva's Virginia retail load peaked on July 5, 1999, at approximately 84.8 MW, or about 2.6% of the 3,255 MW total system peak for Delmarva on that day. Annual energy usage by Virginia retail customers was 367,154 MWH, or about 2.7% of Delmarva's system annual energy usage of 13,657,098 MWH. Delmarva is a wholly owned subsidiary of Conectiv. Delmarva is also a member of the PJM Interconnection, LLC, ("PJM") which is an Independent System Operator as defined by the Federal Energy Regulatory Commission ("FERC"). PJM administers a generation bidding, dispatching and scheduling program and provides interstate transmission service for power generated within and/or transmitted across all or portions of Pennsylvania, New Jersey, Maryland and the Delmarva peninsula.

      2. Conectiv is a Delaware corporation and a registered holding company under PUHCA. Conectiv also owns ACE, Conectiv Resource Partners, Inc. ("CRP") and a number of other corporations with non-regulated businesses. CRP employees provide various services for Conectiv-owned companies, including financial, accounting, legal, human resources, and other administrative services.

      3. ACE is a New Jersey corporation whose retail utility activities are regulated by the New Jersey Board of Public Utilities. ACE has approximately 488,800 electric customers located in the southern one-third of New Jersey. ACE is also a member of PJM.

                                 II. BACKGROUND.

A.  THE LAW.

      4. The Restructuring Act requires that, prior to January 1, 2001, each Virginia electric utility file a plan for the functional separation of its generation activities


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from its distribution and transmission activities. The Commission is to review each plan. Section 56-590(B).

      5. The Restructuring Act provides in Sections 56-577.A.1 and 56-579 for the transfer of management and control of utility transmission facilities to regional transmission entities by January 1, 2001.

      6. Section 56-249.6 provides the Commission with discretion to waive the requirements of filing fuel rate adjustments for the recovery of fuel costs, including purchase power costs, if it makes findings that the utility's fuel costs can be reasonably recovered through the rates and charges established by the Commission.

      7. Section 32 of PUHCA, 15 U.S.C. Section 79z-5a, contains a variety of provisions relating to EWGs, which are, by definition, exclusively in the business of owning and/or operating "eligible facilities" and selling the electric energy from such facilities at wholesale. Because they sell electricity at retail, Delmarva and ACE cannot be EWGs, and their existing power plants are not "eligible facilities" under PUHCA.

      8. Under PUHCA, the power plants of Delmarva and ACE could become "eligible facilities" upon the sale or transfer to an EWG if certain findings are made; namely that:

            allowing such facility to be an eligible facility a) will benefit consumers; b) is in the public interest, and c) does not violate state law.

15 U.S.C. Section 79z-5a(c).

      9. A special PUHCA rule within 15 U.S.C. Section 79z-5a(c) applies to utilities that are members of a registered utility holding company group, such as Delmarva and ACE. That special rule requires that the EWG findings be obtained from each state


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commission with rate-making authority over any utility within the holding company group for any facility held as of 1992 by any utility in the group. This means that EWG findings must be sought from the Commission even for facilities currently owned by ACE that are to be sold to an EWG. The same EWG findings are being sought in Delaware, Maryland and New Jersey.

B. THE PERTINENT FACTS.

      10. In anticipation of retail electric competition, Conectiv, Delmarva, and ACE have developed a corporate strategy that focuses Delmarva and ACE on the core utility business of transmitting and distributing energy to retail and wholesale customers. Under this strategy, Delmarva and ACE would retain their transmission and distribution facilities, continue to read meters and bill customers, and, at least during the transition to full competition in the retail electric generation business, be the provider of last resort to customers who do not choose another electric supplier. Delmarva and ACE would exit the business of owning and operating power plants.

      11. The corporate strategy also classifies the existing power plants as "strategic" and "non-strategic," depending on the perceived ability to operate them profitably. "Non-strategic" facilities include the nuclear and fossil units in which Delmarva and ACE have only small minority interests and base-load coal or oil units whose economic value may be driven largely by economies of scale. "Strategic facilities" are gas- or oil-fired units that are "load-following" units, (i.e., units that can be fired-up and shutdown relatively rapidly to match consumer demand for electricity). The corporate strategy is to sell the non-strategic facilities to unaffiliated companies. The strategic facilities would be transferred to an affiliate that would be part of a group


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operating in largely unregulated markets, including electric energy trading, oil and gas trading, and competitive retail electric and gas sales markets.

      12. On September 27, 1999, Delmarva executed contracts with PECO Energy Company and PSEG Power, LLC to sell its nuclear interests in the Peach Bottom Nuclear Generating Station located in York County, Pennsylvania, and the Salem Nuclear Power Station located in Salem County, New Jersey, subject to obtaining necessary regulatory approvals. The sales include the nuclear generation units themselves, nuclear decommissioning trust fund balances, nuclear fuel, and the associated interests in land and other equipment, including the small turbine at Salem that is primarily used for start-up and on-site power needs. It is Delmarva's understanding that on or prior to closing, PSEG Power, LLC will designate a subsidiary, PSEG Nuclear, LLC, to be the actual purchaser of the interests.

      13. Delmarva currently owns 7.51% of Peach Bottom and 7.41% of Salem, (representing 173 MW and 172 MW of capacity, respectively). The sales agreements also provide that Delmarva's affiliate, ACE, will sell its 7.51% share of Peach Bottom and 7.41% share of Salem. One-half of each of those interests in Peach Bottom would be sold to PECO Energy Company ("PECO"), and one-half to PSEG Power, LLC. All of the Delmarva and ACE interests in Salem would be sold to PSEG Power, LLC. In addition, ACE holds a 5% share in the Hope Creek Nuclear Station located in Salem County, New Jersey. That 5% interest would also be sold to PSEG Power, LLC.

      14. Under the sales agreements, the purchase price for Delmarva's interest in Salem and Peach Bottom is approximately $4.1 million and $5.1 million respectively. In addition, the purchasers will compensate Delmarva for Delmarva's share of the net book


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value of the nuclear fuel at each facility as of the closing date. Under the sales agreements, PECO and PSEG Power, LLC, will assume future decommissioning and environmental liabilities. The net loss (pre-tax) expected from the sale of the Delmarva interests (including transactional costs) in the Nuclear Facilities relative to book value is approximately $252.3 million, but that number cannot be precisely quantified at this time because transaction costs and adjustments to the purchase price and book value will not be known until closing.

      15. On January 18, 2000, Delmarva and ACE executed contracts with NRG Energy, Inc., a non-utility affiliate of the Minnesota-based utility, Northern States Power Company, which contracts, among other things, provide for the sale of: Delmarva's Indian River and Vienna powerplants located in Delaware and Maryland, respectively; Delmarva's minority interests in the Keystone and Conemaugh coal plants located in Pennsylvania; the unimproved land acquired by Delmarva for the once-planned construction of a coal-fired powerplant in Dorchester County, Maryland; and certain facilities and interests owned by ACE, including ACE's interests in the Keystone and Conemaugh plants. The sales price for the assets owned by Delmarva was $621.6 million, subject to adjustments for certain projected capital costs incurred prior to closing and changes in inventory levels. The net gain (net of transactional costs and pre-tax) expected from the sale of the Delmarva interests in the Fossil Facilities relative to book value is approximately $249.5 million, but that number cannot be precisely quantified at this time because transaction costs and adjustments to the purchase price and book value will not be known until closing. Associated with the sales contracts are various related agreements involving, among other things, the interconnection of the powerplants to the


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Delmarva or ACE systems, a six month transitional services agreement and a term sheet for a power purchase agreement to be executed between Delmarva and NRG Energy, Inc. that will provide Delmarva with 500 MW of firm energy (deliverable in every hour) from the date of closing the Fossil Facilities transactions through the end of 2005. It is Delmarva's understanding that on or prior to closing, NRG Energy, Inc. will assign its interests to several subsidiaries or affiliates such that each plant or share of a plant will be owned by a separate legal entity, who will be the actual purchaser of the interests.

      16. For many years Delmarva has been a member of the PJM power pool. That power pool was reorganized in 1997 as the PJM Interconnection, LLC. PJM operates as a single transmission control area with free-flowing interconnections serving 23 million customers of eight mid-Atlantic utilities, including Delmarva. By order dated November 25, 1997, the FERC approved PJM's open access transmission tariff. In addition to its function as an independent system operator (ISO), PJM operates a competitive energy market through the PJM Interchange Energy Market, as described in the FERC order.

                      III. THE FUNCTIONAL SEPARATION PLAN.

A.  PROPOSED DIVESTITURES.

      17. Delmarva proposes to separate its generation function from its transmission and distribution function through divestiture. If approved, it is expected that the divestiture will be complete in the second quarter 2000 and will occur in three phases: 1) sales to third parties (PECO and PSEG Nuclear) of minority interests in Peach Bottom and Salem (the "Nuclear Facilities") on or about March 31, 2000 ("Phase I"); 2) sales to third parties (NRG Energy, Inc.) of its minority interests in the Keystone and Conemaugh


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coal-fired plants and its 100% interests in the Vienna and Indian River base-load fossil units (the "Fossil Units") ("Phase II"); and 3) transfer of intermediate and peak-load facilities to an affiliate ("Phase III").

      18. Delmarva currently owns 2,849 MW of capacity, of which 1,455 is planned for sale to unrelated entities in Phases I and II. The remaining 1,394 MW of capacity would be transferred in Phase III of the Plan to an affiliate after seeking approval of this Commission in a separate filing under the Affiliate Act. That Affiliate Act filing will also identify and describe the proposed transfer to an affiliate of certain intermediate-term and short-term power purchase contracts that were entered into with unaffiliated parties as part of Delmarva's wholesale trading activities.

      19. The Plan results in a functional separation between employees who work at the generation plants and employees performing transmission and distribution functions. Employees at the generation plants will become employees of the companies to which the plants are sold or transferred.

      20. CRP employees will generally be retained by CRP and will continue to provide services including legal, accounting, financial, fuel procurement and energy trading services for the Conectiv holding company group, including Delmarva and the affiliate(s) to which certain of the generation facilities will be transferred. It is expected that, at some point within the period that rates are capped, current CRP employees who perform functions primarily associated with electric generation and supply (e.g., the trading desk employees, fuel procurement employees) will be transferred out of CRP to an affiliated entity.


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
B.  RATE PROPOSALS.

      (i) Introduction.

      21. Delmarva's Plan reduces and stabilizes rates for Virginia retail electric customers. For each of the first two Phases to close, Delmarva proposes that there be a base rate decrease and that fuel rates be frozen. When the final Phase closes, Delmarva proposes an additional rate decrease so there will be an overall revenue decrease of 2.58%. The rates would stay in effect until at least January 1, 2004, except for small, scheduled, annual increases in the fuel rates. Each of the sales and transfers will require approvals from multiple regulatory authorities. In the event that one or more such approvals is delayed with respect to the sale of facilities to third parties, it is possible that the Phase III transfer of generation facilities to an affiliate could occur prior to implementation of one of the other phases. Delmarva's rate proposals as described below do not require that the Phases close in I-II-III order. As each Phase closes, there will be a rate decrease as described with respect to the Phase that closes. Only two of these reductions would become effective, because, at the closing of whichever Phase is last to close ("Total Divestiture"), the Plan calls for a different set of base and fuel rates (which yield the same overall result) than would result from implementing the base rate reductions in all three Phases.

      22. Because of the rate decreases in the Plan, no separate tracking of "stranded costs" or net losses or net profits associated with the sale or transfer of generation facilities will be necessary.


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      23. The following illustrates the rate proposals described in more detail below:

----------------------------------------------------------------------------------------
                         Base Rates            Fuel Rates             Total Revenues

----------------------------------------------------------------------------------------
Phase I                  Class decreases       Frozen                 Decrease from
Closing of Sales         of 0.88% - 1.03%                             each Class of
of Nuclear                                                            0.70%.
Facilities
---------------------------------------------------------------------------------------
Phase II                 Class decreases       Frozen                 Decrease from
Closing of Sales         of 1.07% - 1.33%                             each Class of
of Fossil                                                             0.90%
Facilities
----------------------------------------------------------------------------------------
Phase III                Class decreases       Frozen                 Decrease from
Affiliate Transfer       of 1.19% - 1.49%                             each Class of
of Remaining                                                          1.00%
Facilities
----------------------------------------------------------------------------------------
Capped Rates Going       Class decreases       Reset to Energy        Decrease from
Forward After            of 14.75% -           Price of PECO          each Class of
Total Divestiture        34.42%                Power Purchase         2.58%
(All Three Phases                              Agreement; 64.01%
Closed)                                        above current
                                               fuel rate but
                                               offset by Base
                                               Rate Reductions
----------------------------------------------------------------------------------------

      (ii) Base Rate Proposal With Respect To Closing of Phases I, II, and III.

      24. Delmarva proposes that, as of the first day of the month beginning at least 15 days after closing (the "Effective Date") of any of the three Phases, Virginia retail revenues be reduced as follows: for Phase I, the overall revenue reduction for each class of customer would be 0.7%; for Phase II, the overall revenue reduction for each class of customer would be an additional 0.9%; and for Phase III, the overall revenue reduction for each class of customer would be an additional 1.0%. In each instance, the reductions would be with proration (based on consumption on and after the Effective Date) and, across rate classes, would be pro rata based on revenues from each rate class. See Appendix H, Att. 3, page 1, line 9.


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      (iii) Fuel Rate Proposals Effective with the First Closing of Any Phase.

      25. Delmarva proposes that, as of the Effective Date after the closing of the transactions involving any Phase of the Plan, Virginia retail fuel rates be frozen at the level of actual fuel costs for the 12-month period ending at least 30 days prior to the Effective Date. Any deferred fuel balance as of the last day of the above-referenced 12-month period would continue to be deferred until the date of Total Divestiture. Approximately 30 days after the date of Total Divestiture, a final "true-up" of the deferred fuel balance would be computed for recovery from or crediting to ratepayers over a period to be determined by the Commission.

      (iv) Base and Fuel Rate Proposals Effective upon the Date of Total Divestiture.

      26. In order to establish a reasonable degree of price stability for Virginia ratepayers after Total Divestiture, Delmarva proposes as part of its Plan to establish a Virginia fuel rate that is equal to the energy charge of a recently executed, six and one-half year power purchase contract that is larger than Delmarva's entire Virginia load, available every hour on an entirely firm basis and backed by the 30,500 MW of capacity owned by PECO.

      27. As of the first month starting at least 15 days after Total Divestiture, the Virginia retail fuel rate would be set to equal the energy charges set forth within that PECO power purchase agreement ("PECO PPA"). The PECO PPA contains a fixed price per MWH with pre-determined increases scheduled under a fixed price escalator each year.(1) Base rates will be simultaneously reset such that the aggregate level of charges to


--------

(1) The PECO PPA provides 243 megawatts ("MW") of capacity and 1,835,184 megawatt-hours ("MWH") of energy in 2000. There are scheduled increases in the amount of


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customers yields a 2.58% overall revenue decrease compared with the existing base rates and the fuel rates that were frozen at the closing of the first set of assets to be sold or transferred under the Plan. See Appendix H, Att. 3, page 2, line 16.

      28. Under the Plan, the PECO PPA energy charge is used as a proxy price for the Virginia fuel rate and to establish a schedule of future fuel rate charges; but that PECO PPA energy charge should not be viewed as Delmarva's actual cost for serving Virginia's retail load. Because the PECO PPA is a 100% load factor contract, in order to calculate Delmarva's costs to serve Virginia's retail load based on the PECO PPA, the energy charges would need to increased by at least 50% under a formula that takes into account the actual Virginia retail load factor, offset in part by sales back to PJM of off-peak energy not used by Virginia customers, and grossed-up to reflect losses. Under the Plan, there would be no need to establish such a formula or track PJM interchange purchases and sales -- instead, the Virginia fuel rate would be set to equal the PECO PPA energy charges and base rates decreased to offset the difference between those energy charges and the frozen fuel rates and to provide a total bill reduction of 2.58%.

      29. Delmarva's Plan contemplates that the above-described base and fuel rates would be frozen until January 1, 2004, except that the modest escalation in PECO PPA energy charges would be reflected each year in fuel rates.



--------------------------------------------------------------------------------
capacity and energy purchased each year through the May 31, 2006 termination date. The price is initially set at $33.90 per MWH (with no separately stated capacity charge) and slowly escalates to $37.07 per MWH by 2006. The power purchase agreement with PECO has been filed with the FERC and is to become effective on January 1, 2000. The agreement requires PECO to provide and Delmarva to purchase firm energy "around-the-clock," (i.e., 24 hours a day at a 100% load factor). The electric energy provided is not tied to any particular plant owned by PECO and, thus, is backed by all of PECO's generation assets.


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      30. During this period until January 1, 2004, consistent with the
Commission's discretionary power under Section 56-249.6, Delmarva would not make filings to recover fuel costs, because Delmarva's rates and charges would be deemed to be sufficient to reasonably recover its fuel costs. Delmarva would also request that it not be required to file fuel cost information during this period beyond identification of annual quantities of Virginia retail sales and the PECO PPA energy costs.

C. FUTURE FILINGS.

      31. Phase III will also require entering into a number of contractual relationships between Delmarva and one or more affiliates, including: the transfer of the generation facilities; the assignment to an affiliate of certain purchase and sales agreements currently between Delmarva and unaffiliated third-parties; and interconnection and easement agreements between Delmarva and the affiliate that would permit the affiliate's power to be transmitted across Delmarva's system. There may also be power sales agreements between Delmarva and an affiliate. These transactions will be the subject of a subsequent Affiliates Act application.

      32. Delmarva does request, however, that the Commission approve in this proceeding certain principles associated with these future affiliate transactions:

            - Because of the rate reductions described above, the asset transfers to a Delmarva affiliate will be at net book value and no gain or loss will be recognized for ratemaking purposes.

            - Because the Virginia retail fuel clause will be frozen or established with reference to a contract with an unaffiliated supplier, the appropriateness of the price of any other power purchase agreement under which an affiliate sell power to Delmarva will not be the subject of further regulatory review by this Commission if such power purchase agreement does not affect the fuel costs charged to Virginia customers.


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      33. Delmarva's Plan contemplates a filing in early 2001 to unbundle rates and establish a Code of Conduct that would prohibit cross-subsidization among other things, and make other tariff modifications necessary to comply with the requirements of the Restructuring Act. Because Delmarva has only about 21,000 Virginia retail customers, the Plan would permit 100% of such customers to choose an alternative electric supplier on or after January 1, 2002, rather than proposing a phase-in of retail choice.

      34. Delmarva believes that a competitive market will exist in Delmarva's Virginia service area before January 1, 2004. Consequently, the Plan contemplates a filing in mid-2003 seeking a termination of Capped Rates pursuant to Section 56-582.C. In the event the Commission does not terminate Delmarva's Capped Rates as part of that proceeding, Delmarva would likely file a general rate case application to reset base and fuel rates effective January 1, 2004.

             IV. THE APPROVAL OF THE PLAN IS IN THE PUBLIC INTEREST

A. THE PLAN SATISFIES THE RESTRUCTURING ACT.

      35. The Restructuring Act in Section 56-590 requires functional separation between a utility's generation activities and its transmission and distribution activities. The Plan provides for such separation by complete divestiture of all of Delmarva's generation facilities to either third parties or affiliated entities. The Commission has authority under Section 56-590.B.3 to provide that a utility retain generating assets "or their equivalent" while the utility serves as a default provider. The Plan fulfills this requirement by Delmarva's commitment to obtain, through power purchase agreements and its membership in PJM, sufficient capacity and energy to serve Delmarva's Virginia retail load, with such capacity and energy priced with reference to the PECO PPA.


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B.    THE PUBLIC INTEREST IS SERVED BY THE
      PLAN'S SUBSTANTIAL PRICE PROTECTIONS.

      36. Historically, utility rates, particularly fuel rates, have varied substantially over time and sometimes have fluctuated dramatically. Nuclear Facilities, in particular, have had a history of millions of dollars being spent on new capital investment to replace or repair equipment that has failed or is needed to comply with changing Nuclear Regulatory Commission rules. The future costs of decommissioning nuclear units are unpredictable, and a major benefit of the sale of the Nuclear Facilities is the purchasers' agreement to assume future liability for decommissioning and other environmental costs. Ratepayers are also currently subject to the risk of sharply higher fuel prices due to demand during abnormally hot or cold weather and as a result of general trends in fuel costs that are outside of Delmarva's control.

      37. The Plan provides substantial price reductions and price stability, which, Delmarva respectfully submits, are in the public interest. Between the date the first closing of any Phase occurs and Total Divestiture, base and fuel rates will be set so that any rate changes are rate decreases.

      38. When Total Divestiture occurs, customers similarly benefit. Base and fuel rates are set so that the aggregate effect compared to base rates and fuel costs prior to the sales, will be a revenue reduction of 2.58%.

      39. After Total Divestiture, base rates will be fixed and fuel rates will increase very slowly over time in accordance with the changes set forth in the PECO PPA. Rate stability is guaranteed until January 1, 2004.

      40. The Plan also provides savings relative to that which would occur if Total Divestiture were to occur and "traditional" cost of service ratemaking mechanisms were


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employed. See Appendix H, Att.1, line 9. Under a traditional approach: 1) base rates would be reduced by removing the remaining investment in generation plant from rate base and removing from cost of service the operations and maintenance and other costs associated with the generation facilities; 2) base rates would be increased by the capacity charges incurred under new power purchase contracts to procure sufficient capacity to meet the needs of Virginia retail customers; and 3) fuel rates would rise or fall depending on the costs of replacement energy in the market.

      41. Under the "traditional" ratemaking approach, approximately $8.1 million of Delmarva's $21.3 million in Virginia retail base revenues would be eliminated if the investment and cost of service costs from generation facilities were removed from base rates. This reduction is almost exactly offset, however, by approximately $8.1 million in added costs that would be incurred to replace the capacity and energy provided by the generation facilities. About 92.4 MW of capacity must be obtained in order to meet Virginia-retail peak requirements including the reserve requirements established by PJM. The estimated price for such replacement capacity is $21,900 per MW per year as of May 2000, based on posted bids in futures markets. Replacement fuel costs are calculated using the interchange price at which Delmarva can purchase energy through PJM. The data in Appendix H applies the actual PJM locational marginal prices for each hour multiplied by the energy used by Virginia retail customers in such hours over the 12-month period ending September 30, 1999.

      42. Under current market conditions, the sale and transfer of all of Delmarva's generation facilities and replacing the capacity and energy in the open market would be essentially "break-even," with a slight increase in customer bills of about $34,000 (about


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0.1%). (Appendix H, Att. 1.) In contrast, the Plan would reduce customer bills by about 2.58% or $727,543.

      43. The workpapers in Appendix H do not reflect a change in the capital structure of Delmarva caused by the sale of the generation facilities. Delmarva's current expectations are that, while third quarter write-offs primarily associated with the expected sale of the Nuclear Facilities have temporarily increased Delmarva's debt/equity ratio, the proceeds from the sales of fossil facilities and other sources will permit debt to be paid down to levels that leave Delmarva's debt/equity ratio at a reasonable level.

C. RELIABILITY IS MAINTAINED UNDER THE PLAN.

      44. After the divestiture, Delmarva will meet its retail load obligations in Virginia through power purchase agreements and its continued membership in and obligations with the PJM. Under Virginia law, until such time as this Commission determines that some other entity should be the provider of last resort, Delmarva has a continuing legal obligation to provide sales service within its service territory.

      45. Under its agreements with PJM, Delmarva is required to designate resources (i.e., generation or firm power sales agreements) sufficient to meet its customers' estimated peak demand. PJM is a so-called "tight power pool," with member companies that own in excess of 75,000 MW of capacity that is dispatched by PJM on a daily, bid-in price basis. The physical electron flows of such power is throughout the pool following the laws of physics (i.e., paths of least resistance). PJM operates the higher-voltage transmission systems within the region and the complex accounting systems that track and assign revenues and costs in accordance with actual power generated and used. PJM is the 2nd largest non-government-owned power pool in the world. Delmarva submits that its membership in PJM complies with the requirements of Virginia Code Section 56-577(A)(1).

      46. On a purely physical basis, virtually nothing short of mothballing or decommissioning a plant can impair the reliability of supply within the PJM system. No matter who owns a power plant within PJM, the output of that plant will be delivered into the interconnected transmission grid and will physically flow along the lines of least resistance to customers throughout the PJM region. Thus, a change in ownership of the power plants, by itself, will neither change the availability of power in the PJM region nor the amount of power delivered into Delmarva's Virginia service area. All that would change is the accounting by PJM so that the new power plant owner would receive the revenues for the output of the plant.

      47. With respect to physical reliability, Delmarva also notes the planned construction near Oak Hall, Virginia, by Commonwealth Chesapeake Company, LLC, ("CCC") of a power plant complex of approximately 135 MW (expected operation in 2000) and an additional 312 MW in a subsequent period. CCC will be executing sales contracts with various entities and it is expected that, for PJM accounting and billing purposes, most or all of the power from this facility will be treated as if delivered to purchasers outside the Delmarva peninsula. On a purely physical basis, however, it is highly unlikely that the actual power flow across Delmarva's system will result in deliveries outside the peninsula. In fact, much of this power will likely flow along paths of least resistance to Delmarva's retail customers in Virginia and southern Maryland.

      48. In the short-run, Delmarva's ability to meet the needs of its customers is actually enhanced by the onset of customer choice in Delmarva's service area. Retail customer choice began for larger industrial customers in Delaware on October 1, 1999. As of January 26, 2000, Delmarva had already lost 336 MW of load (an amount that is four times the peak demand of Delmarva's entire Virginia retail load) and is only a little less than the 345 MW of nuclear capacity to be sold. Loss of load is expected to increase over time as all Delaware customers become eligible to choose an alternative electric supplier on October 1, 2000. On July 1, 2000, 100% of Delmarva's retail customers in Maryland also become eligible for customer choice.

      49. By the end of 2000, the lost load in Delaware and Maryland will far exceed the size of the nuclear capacity sold. Delmarva recognizes, however, that customer choice in Delaware and Maryland is not likely in the near-term to result in lost load that would totally offset the amount of nuclear and fossil capacity that is to be sold in Phases I and II. By obtaining power through power purchase agreements and PJM, however, Delmarva will ensure that there is sufficient capacity and energy to meet the needs of its Virginia customers.

                       V. REQUESTED FINDINGS UNDER PUHCA.

      50. The requested PUHCA findings are that the treatment as "eligible facilities" of Delmarva and ACE's generation facilities: 1) will benefit consumers; 2) is in the public interest; and 3) is not contrary to state law.

      51. The first two criteria set forth in PUHCA are effectively indistinguishable from the standard set forth in the Restructuring Act with respect to the review of a functional separation plan. The Commission is to review such plans and may impose conditions, "as the public interest requires." Virginia Code Section 56-590(B)(3). Delmarva respectfully submits that these criteria of PUHCA are met because the Plan, which contemplates a sale or transfer of generation facilities to entities with EWG status, offers substantial benefits to consumers in the form of rate reductions and rate stability, without impairing reliability.

      52. Delmarva's sales of its nuclear interests are contingent on the entire set of agreements involving Delmarva, ACE, PECO and PSEG Power, LLC, being approved and the transactions closed. Thus, the benefits of the Phase I rate reductions and fuel rate freeze that are triggered by Delmarva's sales of its Nuclear Facilities cannot be obtained in the absence of the ACE sales. Hence, the treatment of both Delmarva's and ACE's Nuclear Facilities as "eligible facilities" is in the public interest and will result in benefits to Virginia consumers.

      53. Delmarva's sales of its fossil interests are contingent on the entire set of agreements involving Delmarva, ACE, and NRG Energy, Inc. being approved and the transactions closed. Thus, the benefits of the Phase II rate reductions that are triggered by Delmarva's sales of its Fossil Facilities cannot be obtained in the absence of the ACE sales. Hence, the treatment of both Delmarva's and ACE's Fossil Facilities as "eligible facilities" is in the public interest and will result in benefits to Virginia consumers.

      54. The proposed sales of generation facilities in Phases I and II are not contrary to state law. The Utilities Transfer Act, Chapter 4 of Title 56 of the Virginia Code, would not have even required Commission approval for Delmarva's sale of these Phase I and II facilities, because none of them are located in Virginia. Under the Restructuring Act, adding Section 56-590, the law contemplates the possibility that a utility would divest itself of generation facilities. Thus, in the context of the requested PUHCA findings, the Commission can and should find that the sale of the Nuclear and Fossil

Facilities by Delmarva is not contrary to state law. Clearly, the sale of ACE's nuclear and fossil facilities is not contrary to Virginia law.

      55. Because Delmarva is part of a registered electric utility holding company group, Section 32(c) of PUHCA imposes a special rule that calls for the PUHCA findings to be made with respect to any facilities of any member of the group that will become "eligible facilities." Thus, the same PUHCA findings are requested with respect to ACE's proposed sales of its nuclear and fossil interests.

      56. Delmarva and ACE plan to transfer the generation facilities that are not sold to third parties to one or more affiliates. It is expected that, at some point in the future, such affiliates may seek to qualify as EWGs. Thus, Delmarva also requests in this Application that the Commission make the requisite PUHCA findings for the generation facilities owned by Delmarva and ACE that will be transferred to one or more affiliates.

                  VI. REQUESTED FINDINGS REGARDING TRANSMISSION

      57. As a part of this Application, Delmarva seeks a determination from the Commission that its participation in PJM satisfies the requirements of those provisions of the Restructuring Act, Sections 56-577 and 56-579.A and B.

      58. Because of the geographic isolation of Delmarva's Virginia service area on the Eastern Shore from the remainder of Virginia, Delmarva is not connected to any other electric utility operating in Virginia. Therefore, Delmarva is not involved in "the transfer of electric energy through the Commonwealth's interconnected transmission grid" within the meaning of the definition of "transmission" in Section 56-576 of the Restructuring Act. Accordingly, Delmarva would not be subject to the provisions of the

Restructuring Act relating to the transfer of management and control of transmission facilities.

      59. The Commission noted these unique circumstances relative to Delmarva's transmission facilities in its Modification of Filing Requirements order dated June 11, 1998 in Case No. PUE980138 at page 3 which excused Delmarva from certain reporting requirements relating to the development of Independent System Operators and Regional Power Exchanges applicable to utilities owning transmission facilities on "mainland" Virginia.

      60. Though not required to do so, Delmarva satisfied the requirements of Virginia Code Sections 56-577 and 56-579 prior to their enactment by virtue of its membership in PJM. Therefore, Delmarva asks that the Commission determine either that (1) the requirements of Sections 56-577 and 56-579.A and B for transfer of management and control of transmission assets to a regional transmission entity are not applicable to Delmarva or (2) participation by Delmarva in the PJM power pool satisfies the Sections 56-577 and 56-579.A and B requirements.

                         VII. DESCRIPTION OF APPENDICES.

      61. The following items are appended:

            - Appendix A lists Delmarva's generation facilities and identifies fuel type, capacity, 1998 energy output, location, and net book value on a Virginia retail basis.

            - Appendix B lists ACE's generation facilities and their location. None of ACE's generation facilities are located in Virginia.

            - Appendix C is a copy of Delmarva's recently executed power purchase agreement with PECO (the "PECO PPA").

            - Appendices D and E are, respectively, the Delmarva sales agreements involving Peach Bottom and Salem.

            - Appendices F and G are, respectively, the Delmarva sales agreement involving wholly-owned (Indian River and Vienna) and minority interest owned (Keystone and Conemaugh) Fossil Facilities.

            - Appendix H is a set of workpapers and illustrative rates demonstrating the revenue reductions proposed under the Plan.

                       VIII. COMMISSION ACTION REQUESTED.

      62. The Restructuring Act, adding Section 56-590(D), provides for Commission review of a functional separation plan within 60 days after filing, with a discretionary authority to extend the period for a period not to exceed 120 days. Delmarva respectfully requests that the Commission issue an initial order upon its review of Delmarva's Plan in order to facilitate the planned sales to unaffiliated third parties of the Nuclear Facilities (scheduled for closing on March 31, 2000). Therefore, Delmarva requests expedited consideration and an order issued on or before March 15, 2000, that:

      - Finds that this Application satisfies the requirement of Section 56-590 to file a functional separation Plan prior to January 1, 2001.

      - Approves, without further conditions, that portion of the Plan with respect to the sale to third-parties of the Phase I facilities and the associated base rate reduction and fuel rate freeze.

      - Makes explicit findings that, for the Phase I facilities to be sold to third parties by Delmarva or by its affiliate, ACE, the treatment of each such facility as an "exempt facility" as defined by PUHCA:
            1) will benefit customers; 2) is in the public interest; and 3) is not contrary to state law.

      - Finds that the rate reductions set forth in the Plan make unnecessary any separate ratemaking treatment of net losses or net gains from the sale to third parties of generation facilities.

      63. Delmarva respectfully requests that the Commission subsequently enter an order that:

      - Approves, without further conditions, that portion of the Plan with respect to the sale to third-parties of the Phase II facilities and the associated base rate reduction and fuel rate freeze.

      - Approves the Plan with respect to the transfer at net book value to one or more non-utility affiliates of the Phase III facilities, with the conditions that the sales, interconnection, easement, power purchase and related contracts between Delmarva and its affiliate(s) be filed and submitted for Commission review under the Virginia Affiliates Act and that the rate adjustments set forth herein be implemented.

      - Approves, without further conditions, that portion of the Plan relating to future filing dates for unbundling rates and establishing other mechanisms for 100% of retail customers to become eligible to choose an alternative electric supplier January 2002.

      - In conjunction with the above approvals and to facilitate the sale of the Phase II facilities and the transfer of the Phase III facilities, makes explicit findings that, for the treatment of each such facility currently owned by Delmarva and ACE as an "exempt facility" as defined by PUHCA: 1) will benefit customers; 2) is in the public interest; and 3) is not contrary to state law.

      - Approves, without further conditions, that portion of the Plan that, as of the date of complete divestiture, would establish the Virginia fuel rates with reference to a power purchase agreement between Delmarva and PECO Energy Company and permit recovery in fuel rates of the per MWH charges associated with such agreement.

      - Finds that either (1) the requirements of Sections 56-577 and 56-579.A and B for transfer of management and control of transmission assets to a regional transmission entity are not applicable to Delmarva or (2) participation by Delmarva in the PJM Interconnection, LLC satisfies the Sections 56-577 and
            56-579.A and B requirements.

      - Finds, pursuant to Section 56-249.6, that Delmarva can reasonably recover its fuel costs through the rates and charges otherwise established and, therefore, that Delmarva need not file for rate recovery or report of fuel costs during the period ending January 1, 2004.

      WHEREFORE, Delmarva Power & Light Company respectfully asks that the Commission grant this Application and make the requested findings set forth herein.

                              Respectfully submitted,

                              DELMARVA POWER & LIGHT COMPANY

                              By: /s/ Thomas S. Shaw
                                  _______________________________
                                  Thomas S. Shaw
                                  Executive Vice President

Peter F. Clark
Randall V. Griffin
Legal Department
Delmarva Power & Light Company
800 King Street, P. O. Box 231
Wilmington, DE  19899
(302) 429-3069

Guy T. Tripp, III
Hunton & Williams
Riverfront Plaza -- East Tower
951 East Byrd Street
Richmond, VA  23219-4074
(804) 788-8328


Dated:      February 1, 2000

STATE OF DELAWARE       )
                        )     ss.
COUNTY OF NEW CASTLE    )

      On this 31st day of January, 2000, personally came before me, the subscriber, a Notary Public in and for the state and county aforesaid, Thomas S. Shaw, Executive Vice President of Delmarva Power & Light Company, a corporation existing under the laws of the State of Delaware and the Commonwealth of Virginia, party to this Application, known to me personally to be such, and acknowledged this Application to be his act and deed and the act and deed of Delmarva Power & Light Company, that the signature of such Executive Vice President is in his own proper handwriting, and that the facts set forth therein are true and correct to the best of his knowledge, information, and belief.

                                                Thomas S. Shaw
                                       ------------------------------
                                                Thomas S. Shaw

      SUBSCRIBED AND SWORN before me this 31st day of January, 2000.




                                      ------------------------------
                                                Notary Public


My Commission Expires:  ____/____/____

                                   APPENDIX A

              DELMARVA POWER & LIGHT COMPANY GENERATING FACILITIES

PHASE I FACILITIES

-------------------------------------------------------------------------------------------------------------
Plant Name          Location          Fuel              Capacity         1998 Output        Net Book Value
                                                        (MW)             (MWH)              (VA) (7/31/99)
-------------------------------------------------------------------------------------------------------------
Peach Bottom        PA                Nuclear           173              1,230,366          $   2,177,322
-------------------------------------------------------------------------------------------------------------
Salem               NJ                Nuclear           172              1,046,849          $   4,374,436
-------------------------------------------------------------------------------------------------------------

PHASE II FACILITIES

-------------------------------------------------------------------------------------------------------------
Plant Name          Location          Fuel              Capacity         1998 Output        Net Book Value
                                                        (MW)             (MWH)              (VA) (7/31/99)
-------------------------------------------------------------------------------------------------------------
Keystone            PA                Coal                70                493,731         $     307,272
-------------------------------------------------------------------------------------------------------------
Conemaugh           PA                Coal                70                488,898         $     587,478
-------------------------------------------------------------------------------------------------------------
Indian River        DE                Coal/Oil           790              2,600,894         $   7,302,330
-------------------------------------------------------------------------------------------------------------
Vienna              MD                Oil                180                218,207         $     551.032
-------------------------------------------------------------------------------------------------------------


PHASE III FACILITIES

-------------------------------------------------------------------------------------------------------------
Plant Name          Location          Fuel              Capacity         1998 Output        Net Book Value
                                                        (MW)             (MWH)              (VA) (7/31/99)
-------------------------------------------------------------------------------------------------------------
Edge Moor           DE                Coal/Gas/          713                2,500,806       $   3,471,362
                                      Oil
-------------------------------------------------------------------------------------------------------------
Hay Road            DE                Gas/               541                1,045,526       $   5,742,693
                                      Kerosene
-------------------------------------------------------------------------------------------------------------
Madison St          DE                Oil                 14                      178       $      18,180
-------------------------------------------------------------------------------------------------------------
Christiana          DE                Gas                 56                    5,200       $      44,338
-------------------------------------------------------------------------------------------------------------
Del. City           DE                Oil                 21                       79       $          (0)
-------------------------------------------------------------------------------------------------------------
West Sub            DE                Oil                 20                    1,013       $     ( 1,517)
-------------------------------------------------------------------------------------------------------------
Crisfield           MD                Oil                 11                    6,855       $       7,525
-------------------------------------------------------------------------------------------------------------
Bayview             VA                Oil                 12                    8,816       $      14,056
-------------------------------------------------------------------------------------------------------------
Tasley              VA                Oil                 27                    6,370       $      41,839
-------------------------------------------------------------------------------------------------------------


Notes: VA portion of Net Book Value is 2.7963% (from 1998 VA AIF Filing). Capacity, Output and Net Book Value figures for Salem, Keystone, Conemaugh, Indian River and Vienna include the small peak units that are part of each of the facilities.

                                   APPENDIX B

              ATLANTIC CITY ELECTRIC COMPANY GENERATING FACILITIES

PHASE I FACILITIES

-------------------------------------------------------------------------------------------------------------
Plant Name                            Location                            Fuel
-------------------------------------------------------------------------------------------------------------
Peach Bottom                          PA                                  Nuclear
-------------------------------------------------------------------------------------------------------------
Salem                                 NJ                                  Nuclear
-------------------------------------------------------------------------------------------------------------
Hope Creek                            NJ                                  Nuclear
-------------------------------------------------------------------------------------------------------------

PHASE II FACILITIES


-------------------------------------------------------------------------------------------------------------
Plant Name                            Location                            Fuel
-------------------------------------------------------------------------------------------------------------
B.L. England                          NJ                                  Coal/Oil/Tire Chips
-------------------------------------------------------------------------------------------------------------
Deepwater                             NJ                                  Gas/Coal/Oil
-------------------------------------------------------------------------------------------------------------
Keystone                              PA                                  Coal
-------------------------------------------------------------------------------------------------------------
Conemaugh                             PA                                  Coal
-------------------------------------------------------------------------------------------------------------


PHASE III FACILITIES

-------------------------------------------------------------------------------------------------------------
Plant Name                            Location                            Fuel
-------------------------------------------------------------------------------------------------------------
Cumberland                            NJ                                  Gas/Oil
-------------------------------------------------------------------------------------------------------------
Missouri                              NJ                                  Oil
-------------------------------------------------------------------------------------------------------------
Middle Station                        NJ                                  Oil
-------------------------------------------------------------------------------------------------------------
Cedar Station                         NJ                                  Oil
-------------------------------------------------------------------------------------------------------------
Carlls Corner                         NJ                                  Oil
-------------------------------------------------------------------------------------------------------------
Mickleton                             NJ                                  Gas
-------------------------------------------------------------------------------------------------------------
Sherman Avenue                        NJ                                  Gas/Oil
-------------------------------------------------------------------------------------------------------------

                                   APPENDIX C

                        POWER PURCHASE AGREEMENT BETWEEN
                       DELMARVA POWER & LIGHT COMPANY AND
                               PECO ENERGY COMPANY

                                   APPENDIX D

                               PURCHASE AGREEMENT
                      AMONG DELMARVA POWER & LIGHT COMPANY
                               PECO ENERGY COMPANY
                               AND PSEG POWER LLC

                       (PEACH BOTTOM ATOMIC POWER STATION)

                                   APPENDIX E

                               PURCHASE AGREEMENT
                     BETWEEN DELMARVA POWER & LIGHT COMPANY
                               AND PSEG POWER LLC

                       (SALEM NUCLEAR GENERATING STATION)

                                   APPENDIX F

                          PURCHASE AND SALES AGREEMENT
                     BETWEEN DELMARVA POWER & LIGHT COMPANY
                              AND NRG ENERGY, INC.

             (INDIAN RIVER AND VIENNA POWER PLANTS, DORCHESTER SITE)

                                   APPENDIX G

                          PURCHASE AND SALES AGREEMENT
                     BETWEEN DELMARVA POWER & LIGHT COMPANY
                              AND NRG ENERGY, INC.

                       (KEYSTONE AND CONEMAUGH INTERESTS)

                                   APPENDIX H


                                   WORKPAPERS

                                      AND

                                     RATES

                      DESCRIPTION OF APPENDIX H ATTACHMENTS


ATTACHMENT 1:

         Attachment 1 demonstrates that the "Total Divestiture" proposal results in overall lower revenue requirements to Delmarva Power & Light Company's Virginia retail customers than current revenues, with updated fuel costs, or revenues reflecting divestiture of generation assets under a traditional regulatory approach. This Attachment illustrates that current revenues, including updated fuel costs, result in revenues of $28,223,815 for the 12 month period ending July 31, 1999. Delmarva Power & Light Company's "Total Divestiture" proposal results in revenues of $27,496,272 for the same time period. This is a $727,543 or 2.58% revenue reduction when compared to current revenue levels, adjusted for updated fuel costs. Under a traditional regulatory approach (reflecting removal of generation and associated costs and replacement of this capacity by capacity purchased at market-based capacity prices and fuel costs replaced by Virginia hourly load priced at the PJM Locational Marginal Price (LMP) adjusted for losses and gross receipts taxes) the revenues would be $28,257,779 for the 12 month period ending July 31, 1999. This represents a revenue increase of $33,964 or .12% above current revenue levels, adjusted for updated fuel costs.

ATTACHMENT 2:

         Page 1 of Attachment 2 summarizes impact on the revenue requirement of removing generation plant and associated costs from the Virginia jurisdictional revenue requirement calculation. The impact of this removal, before the inclusion of replacement capacity for the generation capacity removed, is a reduction in the revenue requirement of $8,074,896. This figure is used in the calculation of revenues under the traditional regulatory approach on page 1 of Attachment 1.

         Page 2 of Attachment 2 summarizes the impact of updating fuel costs and basing the fuel cost on the actual fuel costs from October 1998 through September 1999. The average fuel rate based on this calculation is $0.02067 per kWh. This figure is used in the calculation of current revenues on page 1 of Attachment 1.

         Page 2 of Attachment 2 also includes the calculation of the fuel rate based on the Virginia hourly load data applied to PJM energy rates which results in a fuel rate of $0.03890 per kWh. This figure is used in the calculation of revenues under the traditional regulatory approach on page 1 of Attachment 1.

         Finally, page 2 of Attachment 2 contains the calculation of the replacement capacity costs for the Virginia retail electric jurisdiction of $2,024,326 per year., based on the cost of capacity as of May 2000 and 1999 peak load for the Virginia retail jurisdiction. This figure is used in the calculation of revenues under the traditional regulatory approach on page 1 of Attachment 1.


ATTACHMENT 3:

          Page 1 of Attachment 3 provides a summary of the present revenues by customer rate class using August 1, 1998 through July 31, 1999 base revenues and fuel rates based on actual fuel costs for the period October 1, 1998 through September 30, 1999. In addition, page 1 of Attachment 3 provides a summary of revenues for Phases I, II and III reflecting proposed bases rate decrease and frozen fuel rates.

         Page 2 of Attachment 3 provides a summary of the Phase III revenues developed on page 1 of Attachment 3 and "Total Divestiture" revenues which reflect fuel charges set at the contract level and base rates adjusted to yield the same overall revenues as the Phase III revenues.

ATTACHMENT 4:

         Pages 1 through 9 of Attachment 4 provide the specific rates by customer rate class for Phases I, II and III of the proposed rate decrease and the "Final Proposed Rates" reflecting the "Total Divestiture" proposal.

Exhibit D-11                                                          Appendix H
                                                                    Attachment 2
                                                                     Page 2 of 2
                                                                     -----------

                         Delmarva Power & Light Company
               Calculation of Virginia Retail Electric Fuel Rate
       Based on Actual Fuel Cost Data From October 1998 - September 1999
       -----------------------------------------------------------------
Exhibit D-11

                                                          Based On
                                                       Existing System
                                                          Fuel Costs
                                                          ----------
System Fuel and Interchange Cost.....................  $   270,262,191
System Output (kWh)..................................   14,328,081,678

Cost per kWh Output..................................  $       0.01886
x Loss Factor........................................          1.06730

Cost per kWh Sold....................................  $       0.02013
Less: Base Cost of Fuel..............................                0
                                                        --------------
Current Year Factor..................................  $       0.02013

Fuel Rate Before Gross Receipts Tax..................  $       0.02013
Gross Receipts Tax Factor............................          1.02880
                                                        --------------
Fuel Rate with Gross Receipts Tax....................  $       0.02067



                         Delmarva Power & Light Company
               Calculation of Virginia Retail Electric Fuel Rate
       Based on Virginia Hourly Load Data Applied to PJM Energy Rates Only
                For The Period October 1998 - September 1999
       -----------------------------------------------------------------

Total Virginia Retail Fuel Costs (VA Hr. Load - PJM
  Rates).............................................  $ 13,028,528
Virginia Output (Total Hourly Virginia load data)....   367,153,987

Cost per kWh Output..................................  $    0.03549
x Loss Factor........................................       1.08730

Cost per kWh Sold....................................  $    0.03788
Less: Base Cost of Fuel..............................             0
                                                        -----------
Current Year Factor..................................  $    0.03788

Fuel Rate Before Gross Receipts Tax..................  $    0.03788
Gross Receipts Tax Factor............................       1.02880
                                                        -----------
Fuel Rate with Gross Receipts Tax....................  $    0.03880

                         Delmarva Power & Light Company
  Calculation of Capacity Dollars For The Virginia Retail Electric Jurisdiction
         Based on The Maximum Virginia Load Recorded on July 5, 1999
       -----------------------------------------------------------------

Maximum Virginia Load Recorded on 7/5/99 (KW)........        84,803
Multiplied by
Capacity Reserve Margin For PJM......................           109%
                                                        -----------

Virginia Load Grossed Up.............................        92,435
Multiplied by
Cost Of Capacity as of May 2000 ($/KW Year)..........  $      21.90

Total Cost of Capacity per Year......................  $  2,024,332

EXHIBIT D-11

     DELMARVA POWER & LIGHT COMPANY d/b/a CONECTIV POWER DELIVERY - VIRGINIA
                1996-1998 SALES, REVENUE AND NUMBER OF CUSTOMERS
                                Revised 10/28/99
                                      jdv


                                                                                                                        1996
                                                                                                       ---------------------------
                      SERVICE                                      RATE                       RATE     DEC 1996         1996
                  CLASSIFICATION                                  CLASS                       CODE       CUST        SALES kWh
                  --------------                                  -----                       ----       ----        ---------
        RESIDENTIAL TIME-OF-USE NON-DEMAND                        R-TOU-ND                     (1)            2           34,434
                    RESIDENTIAL                             R - W/O WH AND SH                  (6)        9,804       59,578,279
                    RESIDENTIAL                           R - WITH WATER HEATING               (7)        3,566       31,357,569
                                                                                                         ------      -----------
      SUBTOTAL RESIDENTIAL W/O SPACE HEATING           SUBTOTAL RESIDENTIAL W/O RSH                      13,372       90,970,282

                    RESIDENTIAL                        R - SPACE AND WATER HEATING             (8)        3,338       45,394,392
        RESIDENTIAL TIME-OF-USE NON-DEMAND                         R-TOU-ND                    (1)            1            4,087
                    RESIDENTIAL                             R - SPACE HEATING                  (9)           65          893,475
                                                                                                          ------      -----------
      SUBTOTAL RESIDENTIAL SPACE HEATING RSH          SUBTOTAL RES SPACE HEATING RSH                      3,404       46,291,954

         SMALL GENERAL SERVICE - SECONDARY                        SGS-S                        (11)       2,645       82,516,376
         LARGE GENERAL SERVICE - SECONDARY                        LGS-S                        (16)          12       19,409,340
             GENERAL SERVICE - PRIMARY                             GS-P                        (18)           7       53,480,160
           OUTDOOR RECREATIONAL LIGHTING                           ORL                         (21)           6           18,234
                                                                                                         ------      -----------
                 TOTAL COMMERCIAL                            TOTAL COMMERCIAL                             2,670      155,424,110

         SMALL GENERAL SERVICE - SECONDARY                        SGS-S                        (11)          47        1,983,339
         LARGE GENERAL SERVICE - SECONDARY                        LGS-S                        (16)           2       19,327,500
             GENERAL SERVICE - PRIMARY                             GS-P                        (18)           4       18,616,800
                                                                                                         ------      -----------
                 TOTAL INDUSTRIAL                            TOTAL INDUSTRIAL                                53       39,927,639

          PRIVATE LIGHTING - RESIDENTIAL                         PL - RES                      (25)       1,216        1,054,661
           PRIVATE LIGHTING - COMMERCIAL                         PL - COM                      (25)         326          464,651
           PRIVATE LIGHTING - INDUSTRIAL                         PL - IND                      (25)          11           16,377
                                                                                                         ------      -----------
              TOTAL PRIVATE LIGHTING                      TOTAL PRIVATE LIGHTING                          1,553        1,535,689

               TOTAL STREET LIGHTING                                SL                         (30)          28        1,714,762
                                                                                                         ------      -----------

         TOTAL VIRGINIA RETAIL W/O UNBILLED         TOTAL VIRGINIA RETAIL W/O UNBILLED                   21,080      335,864,436



                     UNBILLED                                    UNBILLED                                             (3,600,010)

        TOTAL VIRGINIA RETAIL WITH UNBILLED         TOTAL VIRGINIA RETAIL WITH UNBILLED                              332,264,426

                  FERC FORM NO. 1                            FERC FORM NO. 1                                         332,266,000

                    DIFFERENCE                                  DIFFERENCE                                                (1,574)
                                                                                                                              kWh




                                                                    1996 REVENUE                                      1997
                                                   ----------                                         -----------------------------
                      SERVICE                          1996         WITH UNBILLED         1996        DEC 1997         1997
                  CLASSIFICATION                      REVENUE        FERC FORM 1        REV DIFF        CUST         SALES KWH
                  --------------                      -------        -----------        --------        ----         ---------
        RESIDENTIAL TIME-OF-USE NON-DEMAND                $2,922                                              2            25,370
                    RESIDENTIAL                       $6,034,817                                          9,748        58,095,589
                    RESIDENTIAL                       $3,073,901                                          3,633        30,973,641
                                                     -----------                                         ------       -----------
      SUBTOTAL RESIDENTIAL W/O SPACE HEATING          $9,111,640                 $0      $9,111,640      13,383        89,094,600

                    RESIDENTIAL                       $4,196,978                                          3,445        42,637,819
        RESIDENTIAL TIME-OF-USE NON-DEMAND                  $404                                              1             2,687
                    RESIDENTIAL                          $82,906                                             66           787,532
                                                     -----------                                         ------       -----------
      SUBTOTAL RESIDENTIAL SPACE HEATING RSH          $4,280,289        $13,381,290     ($9,101,001)      3,512        43,428,038

         SMALL GENERAL SERVICE - SECONDARY            $7,036,749                                          2,709        81,175,179
         LARGE GENERAL SERVICE - SECONDARY            $1,348,213                                             13        21,303,220
             GENERAL SERVICE - PRIMARY                $3,017,579                                              7        50,823,260
           OUTDOOR RECREATIONAL LIGHTING                  $2,366                                              6            32,491
                                                     -----------                                         ------       -----------
                 TOTAL COMMERCIAL                    $11,404,908        $11,373,607         $31,301       2,735       153,334,150

         SMALL GENERAL SERVICE - SECONDARY              $182,247                                             47         1,892,694
         LARGE GENERAL SERVICE - SECONDARY            $1,293,924                                              2        17,805,000
             GENERAL SERVICE - PRIMARY                $1,137,710                                              4        18,222,000
                                                     -----------                                         ------       -----------
                 TOTAL INDUSTRIAL                     $2,613,881         $2,598,278         $15,603          53        37,919,694

          PRIVATE LIGHTING - RESIDENTIAL                $131,467                                          1,232         1,069,022
           PRIVATE LIGHTING - COMMERCIAL                 $58,327                                            331           460,923
           PRIVATE LIGHTING - INDUSTRIAL                  $2,009                                             12            16,758
                                                     -----------                                         ------       -----------
              TOTAL PRIVATE LIGHTING                    $191,802                 $0        $191,802       1,575         1,546,703

               TOTAL STREET LIGHTING                    $232,360           $231,767            $593          30         1,721,405
                                                     -----------        ------------      ---------     ------       -----------

         TOTAL VIRGINIA RETAIL W/O UNBILLED          $27,834,880                                         21,288       327,044,590

                                                                        $27,584,942        $249,938

                     UNBILLED                          ($249,698)     UNBILLED            ($249,698)                    6,407,704

        TOTAL VIRGINIA RETAIL WITH UNBILLED          $27,585,182                                                      333,452,294

                  FERC FORM NO. 1                    $27,584,942                                                      333,451,000

                    DIFFERENCE                              $240     DIFFERENCE                $240                         1,294
                                                         Revenue                                                              kWh



                                                          1997 REVENUE                                 1998
                                           ---------                                     --------------------------------------
                 SERVICE                     1997         WITH UNBILLED      1997        DEC 1998       1998             1998
             CLASSIFICATION                 REVENUE        FERC FORM 1     REV DIFF        CUST       SALES KWH         REVENUE
             --------------                 -------        -----------     --------        ----       ---------         -------
   RESIDENTIAL TIME-OF-USE NON-DEMAND           $2,388                                           2          23,831          $2,132
               RESIDENTIAL                  $5,997,541                                       9,688      60,117,366      $5,985,298
               RESIDENTIAL                  $3,098,578                                       3,681      32,470,246      $3,149,462
                                           -----------                                      ------     -----------     -----------
 SUBTOTAL RESIDENTIAL W/O SPACE HEATING     $9,098,507                $0    $9,098,507      13,371      92,611,443      $9,136,891

               RESIDENTIAL                  $4,062,419                                       3,542      43,340,236      $4,042,238
   RESIDENTIAL TIME-OF-USE NON-DEMAND             $273                                           1           2,814            $272
               RESIDENTIAL                     $75,558                                          66         766,679         $72,051
                                           -----------                                      ------     -----------     -----------
 SUBTOTAL RESIDENTIAL SPACE HEATING RSH     $4,138,251       $13,799,674   ($9,661,423)      3,609      44,109,729      $4,114,561

    SMALL GENERAL SERVICE - SECONDARY       $7,072,129                                       2,764      83,216,657      $7,010,669
    LARGE GENERAL SERVICE - SECONDARY       $1,487,474                                          14      23,207,860      $1,550,864
        GENERAL SERVICE - PRIMARY           $2,960,034                                           8      47,497,420      $2,659,693
      OUTDOOR RECREATIONAL LIGHTING             $3,845                                           6          32,830          $3,699
                                           -----------                                      ------     -----------     -----------
            TOTAL COMMERCIAL               $11,523,482       $11,582,440      ($58,958)      2,792     153,954,767     $11,224,925

    SMALL GENERAL SERVICE - SECONDARY         $176,354                                          42       2,010,728        $178,435
    LARGE GENERAL SERVICE - SECONDARY       $1,222,658                                           -       1,506,000        $100,990
        GENERAL SERVICE - PRIMARY           $1,148,439                                           3      34,257,015      $2,027,768
                                           -----------                                      ------     -----------     -----------
            TOTAL INDUSTRIAL                $2,547,451        $2,549,531       ($2,080)         45      37,773,743      $2,307,194

     PRIVATE LIGHTING - RESIDENTIAL           $135,747                                       1,247       1,068,854        $133,796
      PRIVATE LIGHTING - COMMERCIAL            $58,959                                         327         454,294         $57,708
      PRIVATE LIGHTING - INDUSTRIAL             $2,080                                           9          15,029          $1,835
                                           -----------                                      ------     -----------     -----------
         TOTAL PRIVATE LIGHTING               $196,786                        $196,786       1,583       1,538,177        $193,339

          TOTAL STREET LIGHTING               $239,455          $239,455            $0          36       1,736,325        $241,262
                                           -----------      ------------     ---------      ------     -----------     -----------

    TOTAL VIRGINIA RETAIL W/O UNBILLED     $27,743,931                                      21,436     331,724,184     $27,218,172

                                                             $28,171,100     ($427,169)

                UNBILLED                      $427,169        UNBILLED        $427,169    UNBILLED      (2,467,179)      ($295,335)

   TOTAL VIRGINIA RETAIL WITH UNBILLED     $28,171,100                                                 329,257,005     $26,922,837

             FERC FORM NO. 1               $28,171,100                                                 N/A               N/A

               DIFFERENCE                           $0       DIFFERENCE             $0
                                               Revenue